OMB Number 3235-0145
United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D/A   Amendment No. 4
Under the Securities and Exchange Act of 1934

Fremont General Corporation
Name of Issuer

common stock
Title of Class of Securities

CUSIP Number 357288109

Howard Amster, 23811 Chagrin Blvd., Suite 200
Beachwood, Ohio 44122-5525, 216 595-1047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2008
(Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e) (f) or (g), check the following box / /.

Note: Scheduled filed in paper format shall include a signed original and five copies of the schedule including all exhibits.
See 240.13D-7 for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).



1	Name of Reporting Person	Howard Amster

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting		   289,653
Beneficially
Owned By Each	8	Shared Voting		3,515,197
Reporting Person
With			9	Sole Dispositive	   289,653

			10	Shared Dispositive	3,515,197

11	Aggregate Amount Beneficially owned	2,154,422

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  2.71	 %

14	Type of Reporting Person			IN


















1	Name of Reporting Person	Amster Trading Company

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			WC

5	Check if Disclosure

6	Citizenship			USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		3,515,197
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	3,515,197

11	Aggregate Amount Beneficially owned	1,864,769

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  2.34   %

14	Type of Reporting Person			CO


















1	Name of Reporting Person	Amster Trading Company
					Charitable Remainder Unitrusts

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			AF

5	Check if Disclosure


6	Citizenship

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		1,650,428
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	1,650,428

11	Aggregate Amount Beneficially owned	1,650,428

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 2.07   %

14	Type of Reporting Person			OO
















1	Name of Reporting Person	Tamra F. Gould

2	If a member group		a)	/    /
c)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting		65,500
Beneficially
Owned By Each	8	Shared Voting		96,100
Reporting Person
With			9	Sole Dispositive	65,500

			10	Shared Dispositive	96,100

11	Aggregate Amount Beneficially owned       161,600

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.2	 %

14	Type of Reporting Person			IN


















1	Name of Reporting Person	First Amended and Restated
            Declaration of Trust of Tamra F. Gould

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			AF

5	Check if Disclosure

6	Citizenship				U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		96,100
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	96,100

11	Aggregate Amount Beneficially owned	96,100

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 0.12    %

14	Type of Reporting Person			OO
















There are no changes to the Schedule 13D, as amended except as set forth in this fourth amendment.

Item 	3.	Source and Amount of Funds or Other Consideration

Howard Amster, in his personal and individual retirement accounts purchased an additional 25,000 common shares with personal funds without borrowing. The total consideration for these purchases is $ 27,605.


Item	4.	Purpose of Transaction

The following member group decreased their holdings and ceased to be beneficial owners of more than five percent of the common stock of Fremont General Corporation.

Howard Amster
Amster Trading Company
Amster Trading Company Charitable Remainder Unitrusts
Tamra F. Gould
First Amended and Restated Declaration of Trust of Tamra F. Gould


Item	5.	Interest in Securities of the Issuer

The outstanding common shares of the Issuer is 79,630,085 shares as of October 31, 2007 referenced in the 10-Q for period ending
September 30, 2007.

(a)(b)	The aggregate amount owned by this Reporting Group is
3,966,450 shares or 4.98 % of the outstanding shares.

Howard Amster in his name and individual retirement accounts owns 289,653 shares or 0.37 % of the common outstanding shares.

Amster Trading Company owns 1,864,769 shares or
2.34  % of the common outstanding shares.

Amster Trading Company Charitable Remainder Unitrusts own 1,650,428 shares or 2.07 % of the common outstanding shares.

Tamra F. Gould in her individual retirement account owns 65,500 common shares or
0.08 % of the common outstanding shares.

First Amended and Restated Declaration of Trust of
Tamra F. Gould owns 96,100 or 0.12 % of the common outstanding shares.

c)	Description of Transactions

Executed on a listed stock exchange
or over the counter with Trimark or as shown with Bear, Stearns Securities Corp. (Bear)



Buys
Identity		Date		Shares		Price

Howard Amster	02/29/08	  10,000	 1.505    Bear
and various		02/29/08	  15,000	   .8324  Bear
Individual
Retirement Accounts


Sells
Identity		Date		Shares		Price

Howard Amster	02/27/08	156,800	2.6981  Bear
and various		02/28/08	357,000	2.4685  Bear
Individual		03/12/08	  15,000	  .6638
Retirement Accounts

Howard M Amster	03/03/08	  81,100	  .7404
2005 Charitable	03/12/08	  10,055
Remainder Unitrust

Howard Amster	03/12/08	  95,292	  .6638
and Tamra F. Gould
Charitable Remainder
Unitrust

Amster Limited	03/12/08	  18,100	  .6638
Partnership

Amster Trading	03/12/08	  55,317  	  .6638
Company

Amster Trading	03/12/08	   6,236	  .6638
Company Charitable	03/13/08         500,000	  .6474
Remainder Unitrusts


e)	The Member Group ceased to be
beneficial owners of more than five percent of Fremont General Corporation common stock on March 13, 2008.

Howard Amster
Amster Trading Company
Amster Trading Company Charitable Remainder Unitrusts
Tamra F. Gould
1st Amended and Restated Declaration of Tamra F. Gould

Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:		March 13, 2008


/s/
Howard Amster

/s/
Amster Trading Company
By:	Howard Amster
Title:	President

/s/
Amster Trading Company Charitable Remainder Unitrusts
By:	Howard Amster
Title:	Trustee

/s/
Tamra F. Gould

/s/
First Amended and Restated Declaration
of Trust of Tamra F. Gould
By:	Tamra F. Gould
Title:	Trustee